

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2018

Chris Kenny
Vice President and Controller
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

      **Re:  United Continental Holdings, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2017**
          **Filed February 22, 2018**
          **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
          **Filed April 18, 2018**
          **File No. 001-06033**

Dear Mr. Kenny:

      We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Transportation and Leisure